Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

June 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin

Re:	Blackstone Private Credit Fund
Form N-14, File No. 333-277050

Dear Ms. Larkin:

On behalf of Blackstone Private Credit Fund (the “Company”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 15, 2024 relating to the Company’s Registration Statement on Form N-14 filed with the Commission on February 14, 2024 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.

On page 40 under the section titled “Certain Material U.S. Federal Income Tax Considerations,” please add more fulsome disclosure as required by Item 10.4 of Form N-2 and Item 5(b) of Form N-14, or, alternatively, please incorporate by reference to the Company’s annual report filed on Form 10-K.

Response: The Company has incorporated the relevant disclosure by reference to its annual report on Form 10-K.

Accounting Comments

2.	Please update the financial information throughout the Registration Statement, including the Senior Securities table, to include the latest financial statements as of December 31, 2023.

Response: The Company has updated the relevant disclosure to include the latest available information as required by Form N-14.

3.	Please include the exhibits which were designated as to be filed by amendment with the next filing, including the auditor consent with respect to the updated financial statements.

Response: The Company confirms it will file any remaining exhibits with a future pre-effective amendment.

* * * * *

NEW YORK  BEIJING  HONG KONG  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO  TOKYO

Securities and Exchange Commission	June 25, 2024

Please do not hesitate to call Rajib Chanda at (617) 448-4992, Benjamin Wells at (212) 455-2516, Christopher Healey at (202) 636-5879, Jonathan Pacheco at (202) 636-5876 or me at (202) 636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP
Benjamin Wells, Simpson Thacher & Bartlett LLP
Christopher Healey, Simpson Thacher & Bartlett LLP
Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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